August 16, 2007
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F N.E.
Washington D.C. 20549

Re:	United America Indemnity, Ltd. Form 10-K for Fiscal Year Ended December 31, 2006 Filed: March 16, 2007 File #000-50511
Dear Mr. Rosenberg,
This letter is in response to the four verbal questions received from Vanessa Robertson of the Securities and Exchange Commission (“SEC”) Staff on July 30, 2007.
We acknowledge the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
To the extent that text from the original response filed on July 16, 2007 is still applicable, it is included within this letter. Additions to our original responses that address the verbal questions of July 30, 2007 are CAPITALIZED IN BOLD TEXT AND ARE UNDERLINED. The four verbal questions received on July 30, 2007 are as follows:
1)	We note your response to comment 2. e. and your revised disclosure for your sensitivity analysis. Please revise your revised disclosure to clarify whether the changes shown are reasonably likely scenarios and how they were determined to be reasonably likely. If they are not reasonably likely changes, then revise the disclosure to include what the reasonably likely scenario would be. Company Response: We have updated the disclosure. Please see our revised response to comment 2.e. on page 10.

2)	We note your response to comment 2.f. and your revised disclosure. Please revise your proposed disclosure to include the fact that the independent actuary provides an annual opinion related to statutory reserves only. Company Response: We have updated the disclosure. Please see our revised response to comment 2.f. on page 11.

3)	We note your response to comment 3 and your proposed disclosure. The non-GAAP measure excludes recurring items such as net realized gains and losses. We continue to believe you have not met the burden of demonstrating the usefulness of a measure that excludes recurring items. Please note that the fact that this information is closely followed by outside sources such as analysts, investors, and rating agencies in itself is not sufficient to include such as measure. Company Response: We have updated the disclosure. Please see our revised response to comment 3 on page 12.

4)	We note your response to comment 4 and your proposed disclosure. Please confirm that you will include a rollforward of the goodwill balance in future filings. Company Response: We will include a rollforward in future filings. We have also noted that we will provide a rollforward in our revised response to comment 4 on page 14.

Our updated response letter, which now includes the updated responses to the verbal questions noted above and the applicable text which remains from our original response filed on July 16, 2007, follows.
This letter is in response to the letter sent by the Securities and Exchange Commission (“SEC”) dated July 2, 2007. For your convenience we have included your comments (in bold text) in this letter and have included our response immediately after each comment.
We acknowledge the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
SEC Comment 1
Item 1. Business, page 3
Reserves for Unpaid Losses and Loss Adjustment Expense, page 14
1.	Please provide us with a revised ten year development table to present it on a gross basis, or if you choose to continue to present the information on a net basis, revise it to include the following additional data for each year in the ten-year table:
•	A reconciliation of the net end of period liability with the related gross liability;

•	The gross re-estimated liability as of the end of the latest re-estimation period with separate disclosure of the related re-estimated recoverable; and

•	The gross cumulative redundancy or deficiency.
The Company’s response containing the updated loss development table is on the next page.

Management has reformatted the reserve development table to show the net and gross end of period liability and re-estimated liability, the recoverable and the re-estimated recoverable and the net and gross redundancy and deficiency. The updated table is as follows:

(Dollars in thousands)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Balance sheet reserves:	168,599	180,651	210,483	167,868	131,128	156,784	260,820	314,023	344,614	639,291	735,342
Cumulative paid as of:
One year later	13,190	8,360	85,004	64,139	26,163	63,667	42,779	76,048	85,960	154,069
Two years later	13,543	64,079	110,073	82,119	72,579	82,970	96,623	136,133	139,822
Three years later	56,603	77,775	123,129	118,318	75,661	118,401	141,545	171,659
Four years later	66,083	85,923	152,915	110,640	98,654	150,062	164,181
Five years later	72,451	111,044	161,028	126,119	121,407	164,023
Six years later	93,652	116,167	168,091	143,782	129,371
Seven years later	97,409	121,303	172,926	149,413
Eight years later	100,632	125,215	176,634
Nine years later	104,164	128,180
Ten years later	106,732

Re-estimated liability as of:
End of year	168,599	180,651	210,483	167,868	131,128	156,784	260,820	314,023	344,614	639,291	735,342
One year later	148,895	164,080	195,525	157,602	124,896	228,207	261,465	313,213	343,332	632,327
Two years later	137,056	146,959	185,421	155,324	180,044	228,391	263,995	315,230	326,031
Three years later	121,906	137,711	182,584	192,675	180,202	231,133	268,149	298,989
Four years later	118,144	136,307	211,544	192,714	175,198	236,271	252,078
Five years later	116,890	157,605	211,352	175,478	179,727	226,116
Six years later	132,663	157,431	203,451	180,735	173,424
Seven years later	132,542	149,562	201,991	177,025
Eight years later	125,555	149,301	201,396
Nine years later	125,556	149,342
Ten years later	125,471

Cumulative redundancy (deficiency)	43,128	31,309	9,087	(9,157)	(42,296)	(69,332)	8,742	15,034	18,583	6,964	—

Gross Liability – end of year	761,527	791,190	802,692	805,717	800,630	907,357	2,004,422	2,059,760	1,876,510	1,914,224	1,702,010
Reinsurance recoverables	592,931	610,539	592,209	637,849	669,502	750,573	1,743,602	1,745,733	1,531,896	1,274,933	966,668
Net liability-end of year	168,596	180,651	210,483	167,868	131,128	156,784	260,820	314,027	344,614	639,291	735,342

Gross re-estimated liability	842,779	841,210	1,038,106	1,205,323	1,341,299	1,657,631	1,878,930	1,839,773	1,666,680	1,822,975	1,702,010
Re-estimated recoverables at December 31, 2006	717,308	691,868	836,710	1,028,298	1,167,875	1,431,515	1,626,852	1,540,784	1,340,649	1,190,648	966,668
Net re-estimated liability at December 31, 2006	125,471	149,342	201,396	177,025	173,424	226,116	252,078	298,989	326,031	632,327	735,342

Gross cumulative redundancy / (deficiency)	(81,252)	(50,020)	(235,414)	(399,606)	(540,669)	(750,274)	125,492	219,987	209,830	91,249	—

SEC Comment 2
The SEC letter contains comments numerated from 2a through 2f. Comment 2a, 2b, 2d and 2e relate to Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Estimates and Policies — Liability for Unpaid Losses and Loss Adjustment Expenses. The disclosure starts on page 50 of our 10-K. We have grouped responses related to those queries into a single disclosure. Text that is in italics and bold print is not part of the disclosure. It allows the reader of this letter to see where the responses to the SEC comments are addressed.
Comment 2c relating to Footnote 8 — Liability for Loss and Loss Adjustment Expenses, which starts on page 101 of our 10-K, is separately addressed.
Comment 2f, which is related to a disclosure regarding the Company’s independent actuaries in Item 1 on page 14 of our 10-K, is also separately addressed.
SEC Comments
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49
Critical Accounting Estimates and Policies, page 50
Liability for Unpaid Losses and Loss Adjustment Expenses, page 50
2.	We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.
a.	Please expand your discussion regarding the methods you used to determine your reserve for loss and loss adjustment expense to include the following:
1.	Clarify which methods were used to record your reserves. Include why you selected each methodology over any of the other methodologies and whether the same methodology was used for all periods.

2.	Describe the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing the amount by cumulative paid claims and by case reserves, but there may be other methods as well.
b.	Describe management’s policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by its actuaries.
1.	If such a policy exists, describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

2.	When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.

d.	Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:
1)	For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

2)	Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.
e.	You provide a brief sensitivity analysis of page 52 that is based on a hypothetical change. The sensitivity analysis should reflect the dollar impact of reasonably likely changes in the key assumptions used to determine the reserves on reported results. Please provide us with a revised sensitivity analysis preferably in a tabular format, using those factors that are likely to have the most significant impact on the estimate and explain why management believes the scenarios quantified are reasonably likely.
The following is a disclosure related to Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates and Policies — Liability for Unpaid Losses and Loss Adjustment Expenses starting on page 50. We will include such disclosure, updated as appropriate, in our future filings
Liability for Unpaid Losses and Loss Adjustment Expenses
Although variability is inherent in estimates, we believe that the liability for unpaid losses and loss adjustment expenses reflects our best estimate for future amounts needed to pay losses and related loss adjustment expenses and the impact of our reinsurance coverages with respect to insured events.
Comment 2.a.1. addresses establishing loss reserves. The updated disclosure relating to the establishment of loss reserves reads as follows:
In developing claim and claim adjustment expense (“loss” or “losses”) reserve estimates, our actuaries perform detailed reserve analyses each quarter. To manage our insurance operations, we stratify them into three business classifications which are Small Business, Program, and Specialty Wholesale. To perform the analysis the data is organized at a “reserve category” level. A reserve category can be a line of business such as commercial automobile liability, or it can be a particular type of claim such as construction defect. The reserves within a reserve category level are characterized as either short tail or long tail. Most of our business can be characterized as long tail. For long tail business, it will generally be several years between the time the business is written and the time when all claims are settled. Our long-tail exposures include commercial automobile liability, general liability, professional liability, products liability and excess and umbrella. Short-tail exposures include property, commercial automobile physical damage, and equine mortality. Each of our business classifications, Small Business, Program and Specialty Wholesale, contain both long-tail and short-tail exposures. Every reserve category is analyzed by the actuaries each quarter. The analyses generally review losses gross of reinsurance and net of reinsurance.
     The methods that we use to project ultimate losses for both long-tail and short-tail exposures include, but are not limited to, the following:
Paid Development Method,
Incurred Development Method,
Expected Loss Ratio Method,
Bornhuetter-Ferguson Method Using Premiums and Paid Loss,
Bornhuetter-Ferguson Method Using Premiums and Incurred Loss, and
Average Loss Method.
The paid development method estimates ultimate losses by reviewing paid loss patterns and applying them to accident years with further expected changes in paid loss. Selection of the paid loss pattern requires analysis of several factors including the impact of inflation on claims costs, the rate at which claims professionals make claim payments and close claims, the impact of judicial decisions, the impact of underwriting changes, the impact of large claim payments and other factors. Claim cost inflation itself requires evaluation of changes in the cost of repairing or replacing property, changes in the cost of medical care, changes in the cost of wage replacement, judicial decisions, legislative changes and other factors. Because this method assumes that losses are paid at a consistent rate, changes in any of these factors can impact the results. Since the method does not rely on case reserves, it is not directly influenced by changes in the adequacy of case reserves.
For many reserve categories, paid loss data for recent periods may be too immature or erratic for accurate predictions. This situation often exists for long-tail exposures. In addition, changes in the factors described above may result in inconsistent payment patterns. Finally, estimating the paid loss pattern subsequent to the most mature point available in the data analyzed often involves considerable uncertainty for long-tail reserve categories.
The incurred development method is similar to the paid development method, but it uses case incurred losses instead of paid losses. Since the method uses more data (case reserves in addition to paid losses) than the paid development method, the incurred development patterns may be less variable than paid patterns. However, selection of the incurred loss pattern requires analysis of all of the factors listed in the description of the paid development method. In addition, the inclusion of case reserves can lead to distortions if changes in case reserving practices have taken place and the use of case incurred losses may not eliminate the issues associated with estimating the incurred loss pattern subsequent to the most mature point available.
The expected loss ratio method multiplies premiums by an expected loss ratio to produce ultimate loss estimates for each accident year. This method may be useful if loss development patterns are inconsistent, losses emerge very slowly, or there is relatively little loss history from which to estimate future losses. The selection of the expected loss ratio requires analysis of loss ratios from earlier accident years or pricing studies and analysis of inflationary trends, frequency trends, rate changes, underwriting changes, and other applicable factors.
The Bornhuetter-Ferguson method using premiums and paid loss method is a combination of the paid development approach and the expected loss ratio approach. The method normally determines expected loss ratios similar to the approach used to estimate the expected loss ratio for the loss ratio method and requires analysis of the same factors described above. The method assumes that only future losses will develop at the expected loss ratio level. The percent of paid loss to ultimate loss implied from the paid development method is used to determine what percentage of ultimate loss is yet to be paid. The use of the pattern from the paid development method requires consideration of all factors listed in the description of the paid development method. The estimate of losses yet to be paid is added to current paid losses to estimate the ultimate loss for each year. This method will react very slowly if actual ultimate loss ratios are different from expectations due to changes not accounted for by the expected loss ratio calculation.
The Bornhuetter-Ferguson method using premiums and incurred loss method is similar to the Bornhuetter-Ferguson method using premiums and paid loss except that it uses case incurred losses. The use of case incurred losses instead of paid losses can result in development patterns that are less variable than paid patterns. However, the inclusion of case reserves can lead to distortions if changes in case reserving have taken place, and the method requires analysis of all the factors that need to be reviewed for the expected loss ratio and incurred development methods.
The average loss method multiplies a projected number of ultimate claims by an estimated ultimate average loss for each accident year to produce ultimate loss estimates. Since projections of the ultimate number of claims are often less variable than projections of ultimate loss, this method can provide more reliable results for reserve categories where loss development patterns are inconsistent or too variable to be relied on exclusively. In addition, this method can more directly account for changes in coverage that impact the number and size of claims. However, this method can be difficult to apply to situations where very large claims or a substantial number of unusual claims result in volatile average claim sizes. Projecting the ultimate number of claims requires analysis of several factors including the rate at which policyholders report claims to us, the impact of judicial decisions, the impact of underwriting changes and other factors. Estimating the ultimate average loss requires analysis of the impact of large losses and claim cost trend based on changes in the cost of repairing or replacing property, changes in the cost of medical care, changes in the cost of wage replacement, judicial decisions, legislative changes and other factors.
For many exposures, especially those that can be considered long-tail, a particular accident year may not have a sufficient volume of paid losses to produce a statistically reliable estimate of ultimate losses. In such a case, our actuaries typically assign more weight to the incurred development method than to the paid development method. As claims continue to settle and the volume of paid loss increases, the actuaries may assign additional weight to the paid development method. For most of our reserve categories, even the incurred losses for accident years that are early in the claim settlement process will not be of sufficient volume to produce a reliable estimate of ultimate losses. In these cases, we will not assign any weight to the paid and incurred development methods and will use the Bornhuetter-Ferguson and expected loss ratio methods. For short-tail exposures, the paid and incurred development methods can often be relied on sooner primarily because our history includes a sufficient number of years to cover the entire period over which paid and incurred losses are expected to change. However, we may also use the expected loss ratio, Bornhuetter-Ferguson and average loss methods for short-tail exposures.
Generally reserves for long tail lines use the expected loss ratio method for the most recent accident year, shift to the Bornhuetter-Ferguson methods for the next two years, and then shift to an incurred and/or paid method. Claims related to umbrella business are usually reported later than claims for other long tail lines. For umbrella business the expected loss ratio method is used for as many as five years, shifts to the Bornhuetter-Ferguson method for one year, and then shifts to the incurred method. Reserves for short tail lines use the Bornhuetter-Ferguson methods for the most recent accident year and shift to an incurred and/or paid method in subsequent years.
For other more complex reserve categories where the above methods may not produce reliable indications, we use additional methods tailored to the characteristics of the specific situation. Such reserve categories include construction defect losses and asbestos and environmental (“A&E”).
For construction defect losses, our actuaries organize losses by report year. Report year groups claims by the year in which they were reported. To estimate losses from claims that have not been reported, various extrapolation techniques are applied to the pattern of claims that have been reported to estimate the number of claims yet to be reported. This process requires analysis of several factors including the rate at which policyholders report claims to us, the impact of judicial decisions, the impact of underwriting changes and other factors. An average claim size is determined from past experience and applied to the number of unreported claims to estimate reserves for these claims.
Comment 2.b.1., which relates to adjustments to actuarial indications, would immediately follow the disclosure made in 2.a.1.
The reserve analyses performed by our actuaries result in preliminary point estimates. Each quarter, the results of the detailed reserve reviews are summarized and discussed with our senior management to determine the best estimate of reserves. This group considers many factors in making this decision. The factors include, but are not limited to, the historical pattern and volatility of the actuarial indications, the sensitivity of the actuarial indications to changes in paid and incurred loss patterns, the consistency of claims handling processes, the consistency of case reserving practices, changes in our pricing and underwriting, and overall pricing and underwriting trends in the insurance market.
Our recorded reserves reflect our best estimate as of a particular point in time based upon known facts, current law and our judgment. The carried reserve may differ from the actuarial point estimate as the result of our consideration of the factors noted above as well as the potential volatility of the projections associated with the specific reserve category being analyzed and other factors impacting claims costs that may not be quantifiable through actuarial analysis. This process results in management’s best estimate which is then recorded as the loss reserve.
Currently, our reserves are slightly higher than the actuarial point estimate. We do not establish a specific provision for uncertainty. Adjustments to actuarial indications are based upon the age of the accident year and the volatility of the reserve category. The difference between our reserves and the actuarial point estimate is primarily due to the recent accident years, because claim data from these accident years is very immature. We believe it is prudent to wait until actual experience confirms that the loss reserves should be adjusted. In addition, the carried reserve is slightly higher than the actuarial point estimate for A&E, construction defect and umbrella reserve categories because of the volatility of these reserve categories.

The table which discloses case and IBNR reserves would not change. It would immediately follow the preceding paragraph.
The tables below identify the components of our gross and net unpaid loss and loss adjustment expenses as of December 31, 2006:

	Gross Reserves
(Dollars in thousands)	Case	IBNR	Total
Small Business	$143,022	$392,841	$535,863
Program	322,939	817,514	1,140,453
Specialty Wholesale	15,227	10,467	25,694

Total	$481,188	$1,220,822	$1,702,010

	Net Reserves
(Dollars in thousands)	Case	IBNR	Total
Small Business	$128,359	$328,372	$456,731
Program	71,668	190,990	262,658
Specialty Wholesale	7,732	8,221	15,953

Total	$207,759	$527,583	$735,342

We continually review these estimates and, based on new developments and information, we include adjustments of the probable ultimate liability in the operating results for the periods in which the adjustments are made. The establishment of loss and loss adjustment expense reserves makes no provision for the possible broadening of coverage by legislative action or judicial interpretation, or the emergence of new types of losses not sufficiently represented in our historical experience or that cannot yet be quantified. We regularly analyze our reserves and review pricing and reserving methodologies so that future adjustments to prior year reserves can be minimized. However, given the complexity of this process, reserves will require continual updates and the ultimate liability may be higher or lower than previously indicated. Change in estimates for loss and loss adjustment expense reserves, as required by SFAS No. 60, “Accounting and Reporting by Insurance Enterprises,” is recorded in the period that the change in these estimates is made. Other than the purchase accounting adjustments made at the time of the purchase of Wind River Investment Corp. and the merger with Penn-America Group, Inc. of $49.4 million and $19.5 million, respectively, we do not discount our GAAP loss reserves.
The response to Comment 2 .b.2. relating to changes from the methods used at 12/31/2005 would immediately follow 2.b.1. and the loss table. The response reads as follows:
Management continues to review the actuarial analyses and assumptions and makes adjustments to actuarial indications based upon the age of the accident year and the volatility of the reserve category when determining management’s best estimate. Management’s evaluation resulted in a decrease to carried reserves of $3.7 million in 2006. Management’s best estimate continues to exceed the actuarial indication.
Comment 2.a.2. , which relates to the methods used to calculate IBNR, would immediately follow the disclosure made in 2.b.2. and reads as follows:
The detailed reserve analyses use a variety of generally accepted actuarial methods and techniques to produce a number of estimates of ultimate loss. We determine a point estimate of ultimate loss by reviewing the various estimates and assigning weight to each estimate given the characteristics of the reserve category being reviewed. The reserve estimate is the difference between the estimated ultimate loss and the losses paid to date. The difference between the estimated ultimate loss and the case incurred loss (paid loss plus case reserve) is considered to be Incurred but Not Reported (IBNR). IBNR calculated as such includes a provision for development on known cases (supplemental development) as well as a provision for claims that have occurred but have not yet been reported (pure IBNR).

Company’s Response to 2.d. regarding Key Assumptions would follow the disclosure made for 2.a.2
The level of reserves we maintain represents our best estimate, as of a particular point in time, of what the ultimate settlement and administration of claims will cost based on our assessment of facts and circumstances known at that time. Reserves are not an exact calculation of liability but instead are complex estimates that we derive, generally utilizing a variety of actuarial reserve estimation techniques, from numerous assumptions and expectations about future events, both internal and external, many of which are highly uncertain. In light of the many uncertainties associated with establishing the estimates and making the assumptions necessary to establish reserve levels, we review our reserve estimates on a regular basis and make adjustments in the period that the need for such adjustments is determined. The anticipated future emergence continues to be reflective of historical patterns, and the selected development patterns have not changed significantly from those underlying the December 31, 2005 analyses.
The key assumptions fundamental to the reserving process are often different for various reserve categories and accident years. Some of these assumptions are explicit assumptions that are required of a particular method, but most of the assumptions are implicit and cannot be precisely quantified. An example of an explicit assumption is the pattern employed in the paid development method. However, the assumed pattern is itself based on several implicit assumptions such as the impact of inflation on medical costs and the rate at which claim professionals close claims. Loss frequency is a measure of the number of claims per unit of insured exposure, and loss severity is a measure of the average size of claims. Each reserve segment has an implicit frequency and severity for each accident year as a result of the various assumptions made. As a result, the effect on reserve estimates of a particular change in assumptions usually cannot be specifically quantified, and changes in these assumptions cannot be tracked over time.

The final portion of the updated disclosure, which is in response to comment 2.e. regarding reserve sensitivity, reads as follows:
Previous reserve analyses have resulted in our identification of information and trends that have caused us to increase or decrease our reserves in prior periods and could lead to the identification of a need for additional material changes in claim and claim adjustment expense reserves, which could materially affect our results of operations, equity, business and insurer financial strength and debt ratings. Factors affecting loss frequency include, among other things, the effectiveness of loss controls and safety programs and changes in economic activity or weather patterns. Factors affecting loss severity include, among other things, changes in policy limits and deductibles, rate of inflation and judicial interpretations. Another factor affecting estimates of loss frequency and severity is the loss reporting lag, which is the period of time between the occurrence of a loss and the date the loss is reported to us. The length of the loss reporting lag affects our ability to accurately predict loss frequency (loss frequencies are more predictable for short tail lines) as well as the amount of reserves needed for incurred but not reported losses.
If the actual level of loss frequency and severity are higher or lower than expected, the ultimate losses will be different than management’s estimate. WE BELIEVE THAT FREQUENCY CAN BE PREDICTED WITH GREATER ACCURACY THAN SEVERITY. THEREFORE, we believe management’s estimate is more sensitive to changes in severity than frequency. The following table, WHICH WE BELIEVE REFLECTS A REASONABLE RANGE OF VARIABILITY AROUND OUR POINT ESTIMATE BASED ON OUR HISTORICAL LOSS EXPERIENCE AND MANAGEMENT’S JUDGMENT, reflects the impact of changes (which could be favorable or unfavorable) in frequency and severity on our loss estimate for claims occurring in 2006 ( dollars in thousands):

	Severity Change
		-10%	-5%	0%	5%	10%
Frequency Change	-5%	(46,400)	(31,200)	(16,000)	(800)	14,400
	-3%	(40,640)	(25,120)	(9,600)	5,920	21,440
	-2%	(37,760)	(22,080)	(6,400)	9,280	24,960
	-1%	(34,880)	(19,040)	(3,200)	12,640	28,480
	0%	(32,000)	(16,000)	—	16,000	32,000
	1%	(29,120)	(12,960)	3,200	19,360	35,520
	2%	(26,240)	(9,920)	6,400	22,720	39,040
	3%	(23,360)	(6,880)	9,600	26,080	42,560
	5%	(17,600)	(800)	16,000	32,800	49,600
Our net reserves for losses and loss expenses of $735.3 million as of December 31, 2006 relate to multiple accident years. Therefore, the impact of changes in frequency and severity for more than once accident year could be higher or lower than the amounts reflected above.

SEC Comment
c.	Your discussion of the impact that changes in prior year reserves had on current operations on page 101 references “favorable development relative to construction defect losses as well as primary general liability, umbrella and excess, and asbestos and environmental”. Please provide the following to explain the reasons for your change in estimate that resulted in these favorable developments:
•	Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since last reporting date that led to the change in estimates.

•	Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.
Company’s Response to 2.c. Explanation of Favorable Development and 2.d. Key Assumptions:
In future filings, reserve release disclosures such as those contained in sub-bullet (3) in Footnote 8 Liability for Unpaid Losses and Loss Adjustment Expenses will be enhanced to provide more detail regarding loss developments. The disclosure related to 2006 has been reworded as follows:
In 2006, the Company decreased its net reserves for construction defect, umbrella, asbestos and environmental and primary general liability lines of business by $7.0 million due to lower than expected frequency emergence. In addition, the reinsurance reserve allowance decreased by $8.6 million due to decreases in ceded reserves and better than expected collections from troubled reinsurers, which caused the allowance related to those reserves to decrease. In 2005, the Company decreased its net loss reserve relative to accident years 2004 and prior by $1.3 million due to lower than anticipated frequency in its animal mortality program. In 2004, the Company decreased its net loss reserve relative to accident years 2003 and prior by $0.8 million.
SEC Comment 2.f.
f.	You indicate on page 14 that the reserves are reviewed by independent actuaries. This reference suggests to an investor that you are placing reliance on the firm, which requires that you include the name of the firm in the ’34 Act filing. Please advise.
The Company does not rely on the review by independent actuaries. The independent actuaries provide an annual opinion related to statutory reserves only. The Company does not receive an opinion from its independent actuaries on its GAAP reserves. The reviews performed by the external actuaries are used to corroborate the analysis performed by our in-house actuaries. The comment will be reworded prospectively to read as follows:
The reserves are reviewed quarterly by the in-house actuarial staff. Our reserves are also reviewed quarterly by independent actuaries. OUR INDEPENDENT ACTUARY PROVIDES ANNUAL OPINIONS RELATED TO THE STATUTORY RESERVES FOR EACH OF OUR INSURANCE COMPANIES. We do not rely upon the review by the independent actuaries to develop our GAAP reserves; however, the data PROVIDED BY THE INDEPENDENT ACTUARY is used to corroborate the analysis performed by the in-house actuarial staff.
SEC Comment 3
Results of Operations, page 56
Year Ended December 31, 2006 Compared with the Year Ended December 31, 2005, page 56
Net Income and Operating Income, page 59
3.	Operating income is a non-GAAP measure subject to the disclosure requirements of Item 10(e) of Regulation S-K. It appears that this non-GAAP measure excludes recurring items, such as net realized investment gains (losses). We do not believe that you have met the burden of demonstrating the usefulness of a measure that excludes recurring items. Elimination of these items from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that some of the items you exclude have the following attributes.
•	there is a past pattern of these items occurring in each reporting period;

•	the financial impact of these items will not disappear or become immaterial in the future; and

•	there is no unusual reason that the company can substantiate to identify the special nature of these items.
These attributes raise significant questions about management’s assertions as to the usefulness of this measure for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” on our website at www.sec/gov/divisions/corpfin/faqs/nongaapfax.htm that we issued on June 13, 2003. Please tell us how your disclosure complies with Item 10 of Regulation S-K or discontinue using this non-GAAP measure.
Company Response:
IN RESPONSE TO THE VERBAL COMMENTS RECEIVED ON JULY 30, 2007, OUR JULY 16, 2007 RESPONSE RELATING TO OPERATING INCOME, WHICH IS A NON-GAAP MEASURE, IS NO LONGER APPLICABLE. THEREFORE, WITHIN THIS LETTER, WE HAVE DELETED ALL PORTIONS OF THE JULY 16, 2007 RESPONSE RELATING TO OPERATING INCOME AND HAVE REPLACED IT WITH THE FOLLOWING REPRESENTATION AND DISCLOSURE.
WE WILL NOT REFERENCE OPERATING INCOME, WHICH IS A NON-GAAP MEASURE, IN FUTURE 10-K AND 10-Q FILINGS.

SEC Comment 4
Notes to Consolidated Financial Statements, page 80
3. Summary of Significant Account Policies, page 84
Goodwill and Intangible Assets, page 86
4.	Please provide us in disclosure-type format the estimated aggregate amortization expense for each of the five succeeding fiscal years and the changes in the carrying amount of goodwill as required by paragraphs 45.a.(3) and c. of SFAS 142.
Company’s Response Regarding Intangible Assets:
SFAS 142 paragraph 45.a.3 requires disclosure of the estimated aggregate amortization expense for each of the five succeeding fiscal years. Prospectively, the Company will add the five year amortization disclosure to the Goodwill and Intangible Assets section of Footnote 3 – Summary of Significant Accounting Policies. The footnote is expected to read as follows:
As of December 31, 2006, intangible assets related to the merger with Penn-America Group, Inc. on January 24, 2005 are as follows:

(Dollars in thousands)			Accumulated
Description	Life	Cost	Amortization	Net
Agency relationships	16 years	$15,012	$1,737	$13,275
Tradenames	Indefinite	5,000	—	5,000
State insurance licenses	Indefinite	5,000	—	5,000
Software technology	5 years	400	147	253

		$25,412	$1,884	$23,528

Amortization expense related to the Penn-America Group, Inc. merger for the years ended December 31, 2006 and 2005 was $1.0 million and $1.1 million, respectively. The Company anticipates that amortization expense will be approximately $1.0 million per year for the next five succeeding years; however, the amount is subject to change based upon the reviews of recoverability and useful lives that are performed at least once annually.
Company’s Response Regarding Changes in the Carrying Amount of Goodwill:
SFAS 142 paragraph 45.c requires disclosure the changes in the carrying amount of goodwill during the period including:
(1)	The aggregate amount of goodwill acquired

(2)	The aggregate amount of impairment losses recognized

(3)	The amount of goodwill included in the gain or loss on disposal of all or a portion of a reporting unit.
The information regarding the disclosures regarding goodwill as required by SFAS 142 paragraph 45.c is included in footnotes 2 and 3.
•	Footnote 2 Acquisition of Penn Independent Corporation and Merger with Penn-America Group, Inc. discloses the aggregate amount of goodwill acquired in 2005.

•	Footnote 3 — Summary of Significant Accounting Policies discloses: “On January 24, 2005, the Company recorded $102.0 million and $32.5 million of goodwill and intangible assets, respectively, as a result of the acquisition of Penn Independent Corporation and the merger with Penn-America Group, Inc.” The footnote also notes that Goodwill of $17.0 million and intangible assets of $5.8 million from the Company’s Agency Operations were netted against the gain on the sale of substantially all of the assets of the Company’s Agency Operations on September 30, 2006. A ROLLFORWARD OF GOODWILL WILL BE INCLUDED IN OUR FOOTNOTES IN FUTURE 10-K FILINGS.

•	Footnote 4 – Sale of Agency discloses the gain from the sale of the Agency Operations; however, the footnote does not state that the gain is net of goodwill and intangible assets. A sentence will be added to the Sale of Agency Assets

Footnote in 2007 that states, “Goodwill of $17.0 million and intangible assets of $5.8 million from the Company’s Agency Operations were netted against the gain on the sale of substantially all of the assets of the Company’s Agency Operations on September 30, 2006”.
Footnote 3 will be reworded prospectively to read as follows:
Effective July 1, 2001, the Company’s predecessor adopted the provisions of SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). On January 24, 2005, the Company recorded $102.0 million and $32.5 million of goodwill and intangible assets, respectively, as a result of the acquisition of Penn Independent Corporation and the merger with Penn-America Group, Inc. Goodwill and intangible assets from the Company’s Agency Operations were netted against the gain on the sale of substantially all of the assets of the Company’s Agency Operations on September 30, 2006. Note 4 provides additional detail regarding the sale of agency assets and operations. The Company tests for impairment of goodwill and other indefinite lived assets at least annually and more frequently as circumstances warrant and concluded that there was no impairment as of December 31, 2006. No impairments were recognized in prior years.
Please contact us if additional disclosure is required.
Sincerely,
/s/ Kevin L. Tate
Chief Financial Officer & Chief Accounting Officer
United America Indemnity, Ltd.